Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Rodgers Silicon Valley Acquisition Corp. on Form S-4 Amendment No. 2 [FILE No. 333-253976] of our report dated March 8, 2021 except for the effects of the restatement discussed in Note 2 and the subsequent event discussed in Note 11B as to which the date is May 4, 2021, with respect to our audits of the financial statements of Rodgers Silicon Valley Acquisition Corp. as of December 31, 2020 and for the period from September 23, 2020 (inception) through December 31, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

Our report on the financial statements refers to Note 2 with regards to a restatement associated with the accounting treatment for certain financial instruments.

/s/ Marcum llp

Marcum llp

New York, NY

May 10, 2021